March 13, 2009

Mr. Andrew Mew
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549

Re:       Macy’s, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2008
Filed April 1, 2008
Form 10-Q for the Fiscal Quarters Ended May 3, 2008, August 2, 2008,
and November 1, 2008
File No. 1-13536

Dear Mr. Mew:

On behalf of Macy’s, Inc. (“Macy’s” or the “Company”), we are writing to respond to your letter dated March 10, 2009 containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above referenced filings.

We have included the text of the Staff’s comments preceding Macy’s response.  Set forth below is Macy’s response to the comments presented in your letter.

Form 10-K for the Fiscal Year Ended February 2, 2008

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies. page F-9

1.         We note your response to our prior comments two, three and four.  Please revise your disclosures to specifically identify all of your operating segments aggregated into one reportable segment and provide the information required by paragraph 26(a) of SFAS 131.  In addition, please disclose the factors you use to evaluate performance and your conclusion that your operating segments have similar historical economic characteristics and are expected to have similar economic characteristics and similar long-term performance in future periods.

Response:  In future filings of its Form 10-K, the Company proposes to include disclosure similar to the following:

The Company is a retail organization operating retail stores and Internet websites under two brands (Macy’s and Bloomingdale’s) that sell a wide range of merchandise, including men’s, women’s and children’s apparel and accessories, cosmetics, home furnishings and other consumer goods in 45 states, the District of Columbia, Guam and Puerto Rico.  As of January 31, 2009, the Company’s operations were conducted through seven operating divisions – four geographic Macy’s divisions, macys.com, Bloomingdale’s, and bloomingdales.com – which are aggregated into one reporting segment in accordance with Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.”  The metrics used by management to assess the performance of the Company’s operating divisions include sales trends, gross margin rates, expense rates, and rates of earnings before interest and taxes (“EBIT”) and earnings before interest, taxes, depreciation and amortization (“EBITDA”).  The Company’s operating divisions have historically had similar economic characteristics and are expected to have similar economic characteristics and long-term financial performance in future periods.

Form 10-Q, for the Fiscal Quarter ended November 1, 2008

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.         We note your response to prior comment one and revised disclosure regarding the 32.1% increase in sales from your internet businesses for the 39 weeks ended November 1, 2008 compared to 2007.  This disclosure does not adequately illustrate the impact that changes in internet sales have had on your comparable store sales.  Based upon your prior responses, it appears that sales from your internet business had a material impact on the changes in comparable store sales for the 39 weeks ended November 1, 2008 compared to 2007.  Please confirm that you will disclose how changes in internet sales impact your comparable store sales to the extent material (including offsetting decreases attributable to certain or all “brick and mortar” stores) in any future period.  Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response:  The Staff is advised that in future filings, the Company will include the disclosure with respect to the impact that Internet sales have had on the Company’s comparable store sales similar to the following and in conjunction with that set forth in the Company’s response to comment 3 below.

Sales from the Company’s Internet businesses in 2008 increased 29.0% compared to 2007 and positively affected the Company’s 2008 comparable store sales by 0.8%.

3.         We note your disclosure in paragraphs 9 and 10 of Form 10-Q for the third fiscal quarter ended November 1, 2008 regarding the negative impact on your operations from competitive pressures and the significant impact of reduced consumer spending due to the decline in economic conditions.  Please discuss the impact of lower margins or other trends in any individual operating segments compared to the company as a whole.  Also, disclose if you anticipate the trends within these markets to continue to impact future periods.  For example, we note that you highlight a “significant weakening of trends at Bloomingdale’s and in New York City we saw a decline in trends for both Bloomingdale’s and for Macy’s” without any incremental discussion for the reader to understand the impact these trends have had on the company as whole or any future expectations.  See Item 303(a)(3)(ii) of Regulation S-K.

Response:  In future filings, the Company proposes to include disclosure similar to the following:

*  *  *  *  *

The Company’s operations are impacted by competitive pressures from department stores, specialty stores, mass merchandisers and all other retail channels.  The Company’s operations are also impacted by general consumer spending levels, including the impact of general economic conditions, consumer disposable income levels, consumer confidence levels, the availability, cost and level of consumer debt, the costs of basic necessities and other goods and the effects of weather or natural disasters and other factors over which the Company has little or no control.

In recent periods, consumer spending levels have been adversely affected by a number of factors, including substantial declines in the level of general economic activity and real estate and investment values, substantial increases in consumer pessimism, unemployment and the costs of basic necessities, and a significant tightening of consumer credit.  These conditions have reduced the amount of funds that consumers are willing and able to spend for discretionary purchases, including purchases of some of the merchandise offered by the Company.

The effects of the factors and conditions described above may be experienced differently, or at different times, in the various geographic regions in which the Company operates, in relation to the different types of merchandise that the Company offers for sale, or in relation to the Company’s Macy’s-branded and Bloomingdale’s-branded operations.  All of these effects, however, ultimately affect the Company’s overall operations.

The Company cannot predict whether, when or the manner in which the factors and conditions described above will change.  Based on its assessment of current and anticipated market conditions and its most recent fourth quarter performance, the Company is assuming that its comparable store sales in 2009 for most of the Company’s operating divisions and the Company as a whole will be down in the range of 6% to 8% from 2008 levels.

*  *  *  *  *

Net sales for 2008 totaled $24,892 million, compared to net sales of $26,313 million for 2007, a decrease of $1,421 million or 5.4%.  On a comparable store basis, net sales for 2008 were down 4.6% compared to 2007.  Sales in 2008 were strongest at macys.com and bloomingdales.com and were weakest at Bloomingdale’s, Macy’s West and Macy’s Florida.  2008 sales at Bloomingdale’s were weakest during the third and fourth quarters.  Sales from the Company’s Internet businesses in 2008 increased 29.0% compared to 2007 and positively affected the Company’s 2008 comparable store sales by 0.8%.  The Company continues to be encouraged by the sales performance in the piloted My Macy’s districts.  Sales of the Company’s private label brands represented approximately 19% of net sales in the Macy’s-branded stores in both 2008 and 2007.  By family of business, sales in 2008 were strongest in young men’s, shoes and housewares.  The weaker businesses during 2008 were women’s apparel and furniture.  The Company calculates comparable store sales as sales from stores in operation throughout 2007 and 2008 and all Internet sales.  Stores undergoing remodeling, expansion or relocation remain in the comparable store sales calculation unless the store is closed for a significant period of time.  Definitions and calculations of comparable store sales differ among companies in the retail industry.

Notes to Consolidated Financial Statements

Note 4.  Asset Impairment Charges

4.         We note your response to our prior comments five, six and seven relating to your analysis and valuation of the fair value of your reporting units and recorded goodwill and certain intangible assets as of October 4, 2008.  We note your use of an assumed stock price of $19.51 in your evaluation as of October 4, 2008, and now your stock price has recently reached a low of $8.54 in January 2009.  With respect to your disclosures in the Form 8‑K dated February 24, 2009 regarding your expectation of recording a material impairment charge of goodwill, please provide us with a more comprehensive updated analysis to explain and support how you determined the estimated range of $4.5 billion to $5.5 billion impairment of goodwill during the fourth fiscal quarter ended January 31, 2009.  Specifically, tell us the methodology and assumption used for purposes of Step one of your impairment test.  With regard to your step two review of goodwill for impairment, please provide us with any preliminary allocation of the fair value of your reporting unit under Step two or tell us if there are any intangible assets not reflected on the balance sheet such as either of the two website addresses of Macys.com and Bloomingdales.com where you anticipate allocating fair value in Step two of your test.  Please also advise us of the amount of the impairment charge you allocated to each retail store operating segment of Macy’s and Bloomingdales.

Response:  The information requested by the Staff is being provided to the Staff, on a supplemental basis, under separate cover.

5.         We note your response to our prior comment six relating to the control premiums.  Please provide us with a more detailed discussion and analysis supporting your conclusion that the implied control premiums are reasonable and valid as of your most recent analysis.  Please also provide us with the internal analysis you used to conclude on the reasonableness of the control premiums, or confirm to us the analysis provided us on August 26, 2008 represents the internal analysis you reference on page MAC 0010002 of your most recent response.

Response:  The implied control premium as of the most recent goodwill impairment test is being provided to the Staff, on a supplemental basis, under separate cover.  As stated in the Form 8-K dated February 24, 2009, all of the Company’s reporting units failed the first step of the goodwill impairment test at this implied control premium.  The implied control premium at January 31, 2009, remains in the range of control premiums documented by the Company at its 2008 annual impairment test and the most recent sensitivity analysis.  As a result of current economic and market conditions, there have not been many acquisitions of comparable companies since the analysis documented on June 30, 2008, provided to the Staff on August 26, 2008 and referenced on page MAC 0010002 of the January 9, 2009 correspondence.  As such, both the Company, as well as the independent third party hired to perform both the first and second step of the goodwill impairment test, continue to believe that the implied control premium is reasonable as of January 31, 2009.

6.         Please explain to us in greater detail and provide us support for your calculation that a $3.9 billion write-down of goodwill as of November 1, 2008 would have been required to cause your leverage ratio to exceed the permitted maximum.  Tell us if you have revised the leverage ratio in your credit agreement and the impact of these changes with respect to a significant write-down of goodwill subsequent to November 1, 2008.

Response:  The explanation and support for the Company’s calculation that a $3.9 billion write-down of goodwill as of November 1, 2008 would have been required to cause its leverage ratio to exceed the permitted maximum is being provided to the Staff, on a supplemental basis, under separate cover.

The Staff is supplementally advised that the Company’s credit agreement was amended in the fourth quarter of 2008 to update both financial covenants of the agreement.  The amended agreement requires the Company to maintain a specified interest coverage ratio for the latest four quarters of no less than 3.00 (3.25 after October 2010) and a specified leverage ratio as of and for the latest four quarters of no more than 4.90 (4.75 after October 2009 through October 2010 and then 4.50 thereafter).  The interest coverage ratio is defined as EBITDA (earnings before interest, taxes, depreciation and amortization) over net interest expense and the leverage ratio is defined as debt over EBITDA.  For purposes of these calculations EBITDA is calculated as net income plus interest expense, taxes, depreciation, amortization, non-cash impairment of goodwill, intangibles and real estate, non-recurring cash charges not to exceed in the aggregate $500 million from the date of the amended agreement and extraordinary losses less interest income and non-recurring or extraordinary gains.  Because impairment charges associated with writedowns of goodwill are non-cash, such impairment charges do not affect the Company’s compliance with the updated financial covenants.

Macy’s hereby acknowledges that:

•          Macy’s is responsible for the adequacy and accuracy of the disclosure in its filings;

•          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•          Macy’s may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

The Company believes that it has responded appropriately to the Staff’s comments, and would like to be able to advise its Board of Directors on March 20, 2009 that the comment process has been completed.  The Staff’s cooperation in this regard would be greatly appreciated.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969‑3704, or by facsimile at (214) 969‑5100.

Very truly yours,

/s/ Mark E. Betzen

Mark E. Betzen

cc:        Milwood Hobbs, United States Securities and Exchange Commission
Donna Di Silvio, United States Securities and Exchange Commission
Jim Allegretto, United States Securities and Exchange Commission
Steven Jacobs, United States Securities and Exchange Commission
Karen M. Hoguet, Macy’s, Inc.
Dennis J. Broderick, Macy’s, Inc.
Linda J. Balicki, Macy’s, Inc.
Joel A. Belsky, Macy’s
Mark Larson, KPMG LLP
John Connor, KPMG LLP
Carmen Bailey, KPMG LLP
Melanie Dolan, KPMG LLP